UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Dr. Tattoff, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

(CUSIP Number)

Terrance Childers
Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309
Telephone: (404) 572-6820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Gene E. Burleson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,028,535*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,028,535*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,028,535*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%**
14		TYPE OF REPORTING PERSON IN

*Securities beneficially owned by Mr. Burleson consist of 700,645 shares of common stock, non-qualified stock options exercisable for 10,714 shares, warrants exercisable for 150,510 shares of common stock and secured senior subordinated convertible promissory notes convertible into 166,666 shares of common stock.
** Based on 15,333,909 shares outstanding as of April 30, 2012, plus 327,890 shares underlying the warrants, non-qualified stock options and secured senior subordinated convertible promissory notes beneficially owned by Mr. Burleson.

Item 1.	Security and Issuer

      The name of the issuer is Dr. Tattoff, Inc., a Florida corporation (the “Company”).  The address of the Company’s principal executive offices is 8500 Wilshire Boulevard, Suite 105, Beverly Hills, California 90211.  The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of the Company, par value $0.0001 per share (the “Common Stock”).

Item 2.	Identity and Background.

(a)	The name of the person filing this Schedule 13D is Gene E. Burleson.

(b)	The business address of Mr. Burleson is 8500 Wilshire Boulevard, Suite 105, Beverly Hills, California 90211.

(c)
Mr. Burleson’s principal occupation is as a director of the Company and SunLink Health Systems, Inc., an owner and operator of acute care hospitals.  The principal business address of SunLink Health Systems, Inc. is 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339.

(d)
and (e):  During the past five years, Mr. Burleson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Burleson is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

      Except for 107,143 shares of Common Stock and stock options currently exercisable for 10,714 shares of Common Stock granted to Mr. Burleson under the Company’s long-term incentive plan for service as a director of the Company, all of the shares of the Company’s Common Stock subject to reporting on this Schedule 13D were sold to Mr. Burleson by the Company in private placements conducted by the Company. The funds used to purchase the Common Stock came from Mr. Burleson’s personal funds.

Item 4.	Purpose of Transaction.

      Mr. Burleson acquired for investment purposes all of the shares of the Company’s Common Stock for which he is deemed to be a beneficial owner.

(a)	Mr. Burleson has no present plans or proposals that relate to or would result in the acquisition or disposition of shares of the Company’s Common Stock.

(b)	Mr. Burleson has no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Company.

(c)	Mr. Burleson has no present plans or proposals that relate to or would result in a sale or transfer of a material amount of the Company’s or any of its subsidiaries’ assets.

(d)	Mr. Burleson has no present plans or proposals that relate to or would result in any changes in composition of the Company’s present board of directors or management.

(e)	Mr. Burleson has no present plans or proposals that relate to or would result in any changes in the Company’s present capitalization or dividend policy.

(f)	Mr. Burleson has no present plans or proposals that relate to or would result in any other material change in the Company’s business or corporate structure.

(g)
Mr. Burleson has no present plans or proposals that relate to or would result in changes in the Company’s charter, bylaws or other governing instruments which may impede the acquisition of control of the Company by any person.

(h)
Mr. Burleson has no present plans or proposals that relate to or would result in causing any of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)
Mr. Burleson has no present plans or proposals that relate to or would result in a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	Mr. Burleson has no present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
Mr. Burleson beneficially owns an aggregate 1,028,535 shares or 6.6% of the Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended March 31, 2012, which reported that 15,333,909 shares of Common Stock were outstanding as of April 30, 2012.

(b)	Mr. Burleson holds sole voting and dispositive power with respect to all 1,028,535 shares held by him.

(c)
On May 31, 2012, Mr. Burleson acquired (i) $100,000 in secured senior convertible promissory notes, which are convertible into 166,666 shares of the Company’s Common Stock at a conversion price of $0.60 per share, and (ii) warrants to purchase 125,000 shares of the Company’s Common Stock with an exercise price of $0.75 per share, all pursuant to a private placement conducted by the Company.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Burleson and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

      Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2012	GENE E. BURLESON

	By:	/s/ Gene E. Burleson
Gene E. Burleson